EXHIBIT 99.1

Wise Group plc reports Q2 FY27 Results

NEW YORK, Oct. 15, 2026 (GLOBE NEWSWIRE) -- Wise Group plc (Nasdaq: WSE; LSE: WISE), the global technology company building the best way to move and manage the world's money, today announces its Q2 FY27 results for the quarter ended September 30, 2026.

	Q2 FY27	Q2 FY26	YoY Movement
Active customers (millions)	12,503	10,440	20%
Cross-border volume ($ billion)	71.7	59.0	22%
Customer holdings ($ billion)	43.5	33.9	28%
Net revenue ($ million)	739.1	610.5	21%
Cross-border take rate (%)	0.49%	0.52%	-3 bps
Instant transfers (%)	78%	74%	+4 pps

Q2 FY27 highlights

  Quarterly cross-border volume grew 22% YoY to $71.7 billion (21% growth YoY on a constant currency basis*) with active customers up 20% YoY to 12.5 million
  Customer holdings increased 28% YoY to $43.5 billion and card spend volumes grew to $14.3bn  as more customers use and trust Wise for more of their daily financial lives
  Cross-border take rate reduced 3bps YoY to 49bps, as we continued to proactively invest part of our operating leverage to further strengthen our competitive advantage of lower prices for customers
  Transaction revenue increased 22% YoY to $561.3 million and net revenue increased 21% YoY to $739.1 million (21% growth YoY on a constant currency basis)
  Outlook for FY27:
    Wise now expects FY27 net revenue growth to be in the upper half (17.5% - 20%) of our 15-20% medium-term target range on a constant currency basis1
    Wise continues to expect FY27 income before tax (‘IBT’) margin around the top of our 20-25% range. For H1FY27, we expect the IBT margin to be c.23%, including one-off expenses equivalent to c.2ppts. This includes c.$15 million relating to the dual listing of Wise. Further detail will be provided in our H1FY27 results, including the progress we are making in unlocking transactional efficiency and reinvesting these gains to drive future growth.

1 Guidance for net revenue growth includes recent increases to interest rates made by central banks and assumes no material change in the proportion of interest paid to customers and omits any further income or expense that may result from further changes in central bank rates that may occur.

Kristo Käärmann, Co-founder and Chief Executive Officer, commented:

“More than 12 million customers chose Wise this quarter to move over $70 billion around the world, paying 49bps on average, with 78% of transfers completed instantly. Customers are also using Wise for more of their everyday financial needs – spending $14 billion on Wise cards and increasing holdings to $44 billion.

“We continued to expand our network, products and features so Wise can serve more people and businesses around the world. This quarter, we went live in Malaysia with our ninth direct integration, launched the Wise Account and Wise Card in Thailand, introduced Wise Assets in New Zealand and announced our Wise Platform partnership with OakNorth to power international payments for its UK business customers.

“We are building the network for the world’s money – making Wise easier, cheaper and faster to use as we scale.”

Earnings call information

Wise will host an earnings call today, October 15, 2026 at 4:30 p.m. Eastern Time to discuss the company’s performance and expectations. Listeners may access the live call via webcast at http://owners.wise.com, where they can also find Wise’s earnings press release and slide presentation. Following the call, the webcast will be made available at the same website for at least 30 days.

Enquiries

Investor Relations: owners@wise.com

Communications: press@wise.com

Brunswick Group
Charles Pretzlik / Emily Murphy
Wise@brunswickgroup.com
+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too, as we build an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

FORWARD LOOKING DISCLOSURE DISCLAIMER
This report may include forward-looking statements, which are based on current expectations and projections about future events. These statements may include, without limitation, any statements preceded by, followed by or including words such as “forward looking”, “guidance”, “target”, “believe”, “expect”, “intend”, “may”, “anticipate”, “estimate”, “forecast,” “project”, “will”, “can have”, “likely”, “should”, “would”, “could” and any other words and terms of similar meaning or the negative thereof. These forward-looking statements are subject to risks, uncertainties and assumptions about Wise and its subsidiaries. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur.
Past performance cannot be relied upon as a guide to future performance and should not be taken as a representation that trends or activities underlying past performance will continue in the future, and the statements in this report speak only as at the date of this report. No representation or warranty is made or will be made that any forward-looking statement will come to pass and there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements.
Wise expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statements contained in this report and disclaims any obligation to update its view of any risks or uncertainties described herein or to publicly announce the results of any revisions to the forward-looking statements made in this report, whether as a result of new information, future developments or otherwise, except as required by law.

Historical quarterly financials

Quarterly	Q2 FY2025	Q3 FY2025	Q4 FY2025	Q1 FY2026	Q2 FY2026	Q3 FY2026	Q4 FY2026	Q1 FY2027	Q2 FY2027	QoQ Movement	Q YoY Movement
Active Customers (thousand)ˆ	8,892	9,047	9,290	9,797	10,440	10,896	11,290	11,863	12,503	5%	20%
Personal (thousand)	8,469	8,612	8,838	9,321	9,936	10,354	10,718	11,256	11,869	5%	19%
Business (thousand)	423	435	452	475	504	542	572	608	633	4%	26%
Cross-border volume ($ billion)²	45.7	48.4	49.2	55.0	59.0	63.1	66.5	69.3	71.7	3%	22%
Personal ($ billion)	33.9	35.1	35.7	39.7	42.1	44.2	47.0	48.0	49.5	3%	18%
Business ($ billion)	11.8	13.3	13.4	15.3	16.9	18.9	19.5	21.3	22.3	5%	32%
Customer balances ($ billion)³	19.6	20.3	22.0	24.9	26.4	28.5	30.0	31.0	32.1	4%	22%
Personal ($ billion)	12.0	12.3	13.6	15.6	16.7	17.6	18.8	19.5	20.2	4%	21%
Business ($ billion)	7.6	8.0	8.4	9.3	9.7	10.9	11.2	11.5	11.9	3%	23%
Assets under custody ($ billion)⁴	5.1	5.4	5.8	6.6	7.5	8.5	9.0	10.2	11.4	12%	52%
Customer holdings ($ billion)⁵	24.7	25.7	27.8	31.5	33.9	37.0	39.0	41.2	43.5	6%	28%

Note: Unaudited numbers
*We present cross-border volume on a constant currency basis to facilitate comparison of underlying growth trends without the effects of exchange rate fluctuations. To calculate cross-border volume on a constant currency basis, we translate volume for the current period using the average monthly exchange rates from the comparable prior period for operations with functional currencies other than the U.S. dollar.
Differences between ‘total’ rows and the sum of the constituent components of personal and business are due to rounding.
ˆ Total number of unique customers who have completed at least one cross-border transaction in the given period.
² Cross-border volume only.
³ Customer balances do not include Assets under custody, which are not recognized on Wise’s balance sheet.
⁴ Assets under custody represent customer deposits held via Wise Assets.
⁵ Customer holdings is the sum of customer balances held directly and those held via Wise Assets (which are not recognized on Wise’s balance sheet).

Historical quarterly financials

Quarterly	Q2 FY2025	Q3 FY2025	Q4 FY2025	Q1 FY2026	Q2 FY2026	Q3 FY2026	Q4 FY2026	Q1 FY2027	Q2 FY2027	QoQ Movement	Q YoY Movement
Cross-border revenue ($ million)	270.2	272.6	262.5	286.8	305.0	326.5	338.7	349.8	355.2	2%	16%
Card and other revenue ($ million)	120.9	125.4	127.2	138.0	153.4	169.7	175.5	191.1	206.1	8%	34%
Interest income on customer balances ($ million)	198.1	190.6	182.3	196.5	202.5	204.5	202.6	225.4	238.2	6%	18%
Interest expense on customer liabilities ($ million)	(56.6)	(49.0)	(48.0)	(48.0)	(50.4)	(49.5)	(49.0)	(52.3)	(60.4)	15%	20%
Net revenue ($ million)	532.6	539.6	524.0	573.3	610.5	651.2	667.8	714.0	739.1	4%	21%
Cross-border take rate (%)	0.59%	0.56%	0.53%	0.52%	0.52%	0.52%	0.51%	0.50%	0.49%	-1.0 bps	-3.0 bps
Personal (%)	0.64%	0.62%	0.58%	0.57%	0.57%	0.57%	0.56%	0.56%	0.55%	-1.0 bps	-2.0 bps
Business (%)	0.45%	0.42%	0.40%	0.39%	0.39%	0.40%	0.39%	0.39%	0.37%	-2.0 bps	-2.0 bps

Note: Unaudited numbers
Differences between ‘total’ rows and the sum of the constituent components of personal and business are due to rounding.